BY EDGAR

March 8, 2017

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Westell Technologies, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2016
Filed May 26, 2016
Form 10-Q for Quarter Ended December 31, 2016
Filed February 10, 2017
File No. 000-27266

Dear Mr. Spirgel:

Westell Technologies, Inc. (the “Company”) is submitting the following responses to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 2, 2017, addressed to Kirk R. Brannock, Chief Executive Officer of the Company, related to the above-referenced reports.

For ease of reference, we have repeated the Staff’s comments in italics preceding each response.

Form 10-Q for Quarter Ended December 31, 2016
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
1. In future filings, please expand your explanation of material drivers of changes in your financial results to address not only the causes of the changes but the reasons behind why the causes occurred. For example, you disclose that your financial results were negatively impacted in the nine months ended December 31, 2016 from lower IBW revenue “due to lower overall sales of Remote units to existing customers and decrease in support services revenue.” Such a discussion should also address why customers’ spending dropped and whether management believes this to be a seasonal event going forward. We note your disclosure that quarter to quarter comparisons of your results of operations are not necessarily indicative of results that may be expected for fiscal year 2017; however, your revenues have been steadily decreasing throughout fiscal 2017.
Response:
Beginning with the fiscal year 2017 Annual Report on Form 10-K and in future filings, the Company will expand its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide the additional information requested by the Staff.

* * * * *
If there is a need for additional information or clarification, please contact me at (630) 375-4373, or Thomas Minichiello, Senior Vice President, Chief Financial Officer, Treasurer and Secretary, at (630) 375-4740.

Sincerely,

/s/ Kirk R. Brannock
Kirk R. Brannock
Chief Executive Officer

cc:    Thomas Minichiello, Senior Vice President,
Chief Financial Officer, Treasurer and Secretary
Mr. Michael Schamberger
Walter J. Skipper, Esq.